UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2014

Commission File Number 001-35052

Adecoagro S.A.

(Translation of registrant’s name into English)

13-15 Avenue de la Liberté

L-1931 Luxembourg

R.C.S. Luxembourg B 153 681

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF AND FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2014

Adecoagro S.A. (the “Company” or “Adecoagro”) is filing this report on Form 6-K for the purpose of providing a copy of the Company’s unaudited condensed consolidated financial statements as of and for the three month period ended March 31, 2014 (the “Consolidated Financial Statements”). This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed on December 6, 2013 (File No. 333-191325) (the “Registration Statement”). The Consolidated Financial Statements are presented in U.S. Dollars and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy, including its development of the Ivinhema mill and other current projects; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By	/s/ Carlos A. Boero Hughes
Name:	Carlos A. Boero Hughes

Title:	Chief Financial Officer and Chief Accounting Officer

Date: May 14, 2014

Adecoagro S.A.

Condensed Consolidated Interim Financial Statements as of March 31, 2014 and for the three-month periods ended March 31, 2014 and 2013

Legal information

Denomination: Adecoagro S.A.

Legal address: Vertigo Naos Building, 6, Rue Eugène Ruppert, L-2453, Luxembourg

Company activity: Agricultural and agro-industrial

Date of registration: June 11, 2010

Expiration of company charter: No term defined

Number of register (RCS Luxembourg): B153.681

Capital stock: 122,381,815 common shares (of which 2,251,949 are treasury shares)

Majority shareholder: Quantum Partners LP

Legal address: 1300 Thames St. 5th FL, Baltimore MD 21231-3495, United States of America

Parent company activity: Investing

Capital stock: 25,910,004 common shares

Adecoagro S.A.

Condensed Consolidated Interim Statements of Financial Position

as of March 31, 2014 and December 31, 2013

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		March 31,	December 31,
	Note	2014	2013
		(unaudited)
ASSETS
Non-Current Assets
Property, plant and equipment	6	856,004	790,520
Investment property	7	8,269	10,147
Intangible assets	8	25,011	27,341
Biological assets	9	254,781	225,203
Investments in joint ventures		3,713	3,179
Deferred income tax assets	18	50,079	48,368
Trade and other receivables	11	55,021	53,252
Other assets		690	707

Total Non-Current Assets		1,253,568	1,158,717

Current Assets
Biological assets	9	69,939	66,941
Inventories	12	107,364	108,389
Trade and other receivables	11	136,589	141,180
Derivative financial instruments	10	1,142	4,102
Cash and cash equivalents	13	247,431	232,147

Total Current Assets		562,465	552,759

TOTAL ASSETS		1,816,033	1,711,476

SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	14	183,573	183,573
Share premium	14	929,166	939,072
Cumulative translation adjustment		(325,585)	(311,807)
Equity-settled compensation		17,942	17,352
Cash flow hedge		(20,159)	(15,782)
Other reserves		(159)	(161)
Treasury shares		(3,379)	(961)
Retained earnings		45,639	43,018

Equity attributable to equity holders of the parent		827,038	854,304

Non controlling interest		39	45

TOTAL SHAREHOLDERS EQUITY		827,077	854,349

LIABILITIES
Non-Current Liabilities
Trade and other payables	16	2,967	2,951
Borrowings	17	629,889	512,164
Deferred income tax liabilities	18	52,197	57,623
Payroll and social security liabilities	19	1,498	1,458
Provisions for other liabilities	20	2,446	2,293

Total Non-Current Liabilities		688,997	576,489

Current Liabilities
Trade and other payables	16	91,537	92,965
Current income tax liabilities		384	310
Payroll and social security liabilities	19	25,026	26,139
Borrowings	17	160,209	147,967
Derivative financial instruments	10	20,079	12,600
Provisions for other liabilities	20	2,724	657

Total Current Liabilities		299,959	280,638

TOTAL LIABILITIES		988,956	857,127

TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		1,816,033	1,711,476

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Condensed Consolidated Interim Statements of Income

for the three-month periods ended March 31, 2014 and 2013

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	March 31, 2014	March 31, 2013
		(unaudited)
Sales of manufactured products and services rendered	21	68,811	70,031
Cost of manufactured products sold and services rendered	22	(46,340)	(49,680)

Gross Profit from Manufacturing Activities		22,471	20,351

Sales of agricultural produce and biological assets	21	30,318	35,682
Cost of agricultural produce sold and direct agricultural selling expenses	22	(30,318)	(35,682)
Initial recognition and changes in fair value of biological assets and agricultural produce		38,945	2,036
Changes in net realizable value of agricultural produce after harvest		861	1,399

Gross Profit from Agricultural Activities		39,806	3,435

Margin on Manufacturing and Agricultural Activities Before Operating Expenses		62,277	23,786

General and administrative expenses	22	(10,780)	(11,338)
Selling expenses	22	(11,636)	(10,443)
Other operating (loss)/income/, net	24	(13,570)	13,117
Share of loss of joint ventures		(225)	—

Profit from Operations Before Financing and Taxation		26,066	15,122

Finance income	25	2,165	3,848
Finance costs	25	(18,338)	(14,386)

Financial results, net	25	(16,173)	(10,538)

Profit Before Income Tax		9,893	4,584

Income tax expense	18	(7,297)	(1,372)

Profit for the Period from Continuing Operations		2,596	3,212

Profit/(Loss) for the Period from discontinued operations		—	(702)

Profit for the Period		2,596	2,510

Attributable to:
Equity holders of the parent		2,590	2,514
Non controlling interest		6	(4)

Loss per share from continuing and discontinued operations attributable to the equity holders of the parent during the period:
Basic earnings per share
From continuing operations		0.021	0.026
From discontinued operations		—	(0.005)
Diluted earnings per share
From continuing operations		0.021	0.025
From discontinued operations		—	(0.005)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Condensed Consolidated Interim Statements of Comprehensive Income

for the three-month periods ended March 31, 2014 and 2013

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	March 31, 2014	March 31, 2013
	(unaudited)

Profit for the Period	2,596	2,510
Other comprehensive income:
Exchange differences on translating foreign operations	(13,785)	1,224
Cash flow hedge	(4,382)	—

Other comprehensive (loss)/income for the period	(18,167)	1,224

Total comprehensive (loss)/income for the period	(15,571)	3,734

Attributable to:
Equity holders of the parent	(15,565)	3,738
Non controlling interest	(6)	(4)

Total comprehensive income attributable to owners of the parent arising from:
Continuing operations	(15,565)	3,738
Discontinued operations	—	—

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

for the three-month periods ended March 31, 2014 and 2013

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 15)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Other reserves	Treasury shares	Retained Earnings	Subtotal	Non Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2013	183,331	940,332	(182,929)	17,952	(349)	(6)	67,647	1,025,978	65	1,026,043

Profit for the period	—	—	—	—	—	—	2,514	2,514	(4)	2,510

Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:	—	—	—	—	—	—	—	—	—	—
Exchange differences on translating foreign operations	—	—	1,224	—	—	—	—	1,224	—	1,224

Other comprehensive income for the period	—	—	1,224	—	—	—	—	1,224	—	1,224

Total comprehensive loss for the period	—	—	1,224	—	—	—	2,514	3,738	(4)	3,734

Employee share options (Note 15):

- Value of employee services	—	—	—	26	—	—	—	26	—	26

- Forfeited	—	—	—	(104)	—	—	104	—	—	—

Restricted shares (Note 15):

- Value of employee services	—	—	—	989	—	—	—	989	—	989

- Issued (*)	231	—	—	—	(231)	—	—	—	—	—

- Forfeited	—	—	—	—	5	(5)	—	—	—	—

Balance at March 31, 2013 (unaudited)	183,562	940,332	(181,705)	18,863	(575)	(11)	70,265	1,030,731	61	1,030,792

(*)	Shares issued approved by the Board of Directors in the Decision of the Delegate on March 29, 2013 to comply with the vesting of 153,921 shares on April 1, 2013 related to the Restricted Share and Restricted Stock Unit Plan.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

for the three-month periods ended March 31, 2014 and 2013 (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 15)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge	Other reserves	Treasury shares	Retained Earnings	Subtotal	Non Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2014	183,573	939,072	(311,807)	17,352	(15,782)	(161)	(961)	43,018	854,304	45	854,349

Loss for the period	—	—	—	—	—	—	—	2,590	2,590	6	2,596

Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	(13,778)	—		—	—	—	(13,778)	(7)	(13,785)

Cash flow hedge (*)	—	—	—	—	(4,377)	—	—	—	(4,377)	(5)	(4,382)

Other comprehensive income for the period	—	—	(13,778)	—	(4,377)	—	—	—	(15,565)	(6)	(15,571)

Total comprehensive income for the period	—	—	(13,778)	—	(4,377)	—	—	2,590	(15,565)	(6)	(15,571)

Employee share options (Note 15)

- Value of employee services	—	—	—	6	—	—	—	—	6	—	6

- Exercised	—	518	—	(177)	—	—	118	—	459	—	459

- Forfeited	—	—	—	(31)	—	—	—	31	—	—	—

Restricted shares (Note 15):					—

- Value of employee services	—	—	—	792	—	—	—	—	792	—	792

- Vested	—	—	—	—	—	—	—	—	—	—	—

- Forfeited	—	—	—	—	—	2	(2)	—	—	—	—

Purchase of own shares (Note 14)	—	(10,424)	—	—	—	—	(2,534)	—	(12,958)	—	(12,958)

Balance at March 31, 2014 (unaudited)	183,573	929,166	(325,585)	17,942	(20,159)	(159)	(3,379)	45,639	827,038	39	827,077

(*)	Net of 2,448 of Income Tax.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Condensed Consolidated Interim Statements of Cash Flows

for the three-month periods ended March 31, 2014 and 2013

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	March 31, 2014	March 31, 2013
		(unaudited)
Cash flows from operating activities:

Profit for the period		2,596	2,510
Adjustments for:
Income tax benefit	18	7,297	1,372
Depreciation	22	5,186	5,600
Amortization	22	101	84
Gain from of disposal of other property items	24	(351)	(368)
Equity settled share-based compensation granted	23	798	1,015
Loss/(Gain) from derivative financial instruments and forwards	24, 25	13,335	(14,204)
Interest and other expense, net	25	12,075	7,640
Initial recognition and changes in fair value of non harvested biological assets (unrealized)		(28,787)	(2,005)
Changes in net realizable value of agricultural produce after harvest (unrealized)		191	(415)
Provision and allowances		2,094	378
Share of loss from joint venture		225	—
Foreign exchange gains, net	25	3,702	4,233
Cash flow hedge - transfer from equity		245	—
Discontinued operations		—	702

Subtotal		18,707	6,542
Changes in operating assets and liabilities:
Decrease in trade and other receivables		6,946	1,716
(Increase) in inventories		(3,643)	(2,425)
Decrease in biological assets		18,329	25,311
Decrease in other assets		17	24
(Increase) in derivative financial instruments		(2,980)	(2,411)
Increase/(Decrease) in trade and other payables		4,438	(12,480)
(Decrease)/Increase in payroll and social security liabilities		(1,095)	157
Increase/(Decrease) in provisions for other liabilities		281	(9)

Net cash generated in operating activities before interest and taxes paid		41,000	16,425
Income tax paid		(85)	—

Net cash generated from operating activities		40,915	16,425

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Condensed Consolidated Interim Statements of Cash Flows

for the three-month periods ended March 31, 2014 and 2013 (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	March 31, 2014	March 31, 2013
		(unaudited)
Cash flows from investing activities:

Continuing operations:
Purchases of property, plant and equipment		(87,963)	(47,232)
Purchases of intangible assets	8	(238)	(39)
Purchase of cattle and non current biological assets planting cost		(25,130)	(25,096)
Interest received	25	1,477	1,761
Investments in joint ventures		(1,372)	—
Proceeds from sale of farmland and other assets		—	3,018
Proceeds from sale of property, plant and equipment		268	1,220
Proceeds from disposal of subsidiaries		—	6,717

Net cash used in investing activities		(112,958)	(59,651)

Cash flows from financing activities:
Proceeds from equity settled share-based compensation exercised		459	—
Proceeds from long-term borrowings		120,770	49,989
Payments of long-term borrowings		(30,192)	(13,787)
Net increase in short-term borrowings		7,717	3,340
Interest paid		(10,201)	(5,091)
Purchase of own shares		(12,992)	—

Net cash generated from financing activities		75,561	34,451

Net increase/(decrease) in cash and cash equivalents		3,518	(8,775)

Cash and cash equivalents at beginning of period		232,147	218,809
Effect of exchange rate changes on cash and cash equivalents		11,766	403

Cash and cash equivalents at end of period		247,431	210,437

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

1.	General information

Adecoagro S.A. (the “Company” or “Adecoagro”) is the Group’s ultimate parent company and is a société anonyme (stock corporation) organized under the laws of the Grand Duchy of Luxembourg. Adecoagro is a holding company primarily engaged through its operating subsidiaries in agricultural and agro-industrial activities. The Company and its operating subsidiaries are collectively referred to hereinafter as the “Group”. These activities are carried out through three major lines of business, namely, Farming; Sugar, Ethanol and Energy and Land Transformation. Farming is further comprised of five reportable segments, which are described in detail in Note 5 to these condensed consolidated interim financial statements.

Adecoagro is a public company listed in the New York Stock Exchange as a foreign registered company under the symbol of AGRO.

These condensed consolidated interim financial statements have been approved for issue by the Board of Directors on May 13, 2014.

2.	Basis of preparation and presentation

The information presented in the accompanying three-month condensed consolidated interim financial statements as of March 31, 2014 and for the three-month periods ended March 31, 2014 and 2013 is unaudited and in the opinion of management reflect all adjustments necessary to present fairly the financial position of the Group as of March 31, 2014, results of operations and cash flows for the three months ended March 31, 2014 and 2013. All such adjustments are of a normal recurring nature. In preparing the accompanying condensed consolidated interim financial statements, management has made certain estimates and assumptions that affect reported amounts in the financial statements and disclosures of contingencies. Actual results may differ from those estimates. The results for interim periods are not necessarily indicative of annual results.

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, ‘Interim financial reporting’. The condensed interim financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2013, which have been prepared in accordance with IFRSs.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2013.

A complete list of standards, amendments and interpretations to existing standards published but not yet effective for the Group is described in Note 2.1 to the annual financial statements. None of those standards have a material impact on the information to be presented in the financial statements.

During the three months ended March 31, 2014, the IASB did not publish new standards that would have a material impact on the Group when they become effective.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Basis of preparation and presentation (continued)

Seasonality of operations

The Group’s business activities are inherently seasonal. The Group generally harvest and sell its grains (corn, soybean, rice and sunflower) between February and June, with the exception of wheat, which is harvested from December to January. Coffee and cotton are different in that while both are typically harvested from June to August, they require a conditioning process which takes about two to three months. Sales in other business segments, such as in Cattle and Dairy business segments, tend to be more stable. However, the raising of cattle and sale of milk is generally higher during the fourth quarter, when the weather is warmer and pasture conditions are more favorable. The sugarcane harvesting period typically begins April/May and ends in November/December. This creates fluctuations in sugarcane inventory, usually peaking in December to cover sales between crop harvests (i.e., January through April). As a result of the above factors, there may be significant variations in the results of operations from one quarter to another, as planting activities may be more concentrated in one quarter whereas harvesting activities may be more concentrated in another quarter. In addition, quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs on the determination of initial recognition and changes in fair value of biological assets and agricultural produce.

3.	Financial risk management

Risk management principles and processes

The Group continues to be exposed to several risks arising from financial instruments including price risk, exchange rate risk, interest rate risk, liquidity risk and credit risk. A thorough explanation of the Group´s risks and the Group´s approach to the identification, assessment and mitigation of risks is included in Note 3 to the annual financial statements. There have been no changes to the Group´s exposure and risk management principles and processes since December 31, 2013 and refers readers to the annual financial statements for information.

However, the Group considers that the following tables below provide useful information to understand the Group´s interim results for the three month period ended March 31, 2014. These disclosures do not appear in any particular order of potential materiality or probability of occurrence.

•	Exchange rate risk

The following tables show the Group’s net monetary position broken down by various currencies for each functional currency in which the Group operates at March 31, 2014. All amounts are shown in US dollars.

	March 31, 2014
	(unaudited)
	Functional currency
Net monetary position (Liability)/Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	(35,928)	—	—	—	(35,928)
Brazilian Reais	—	(379,219)	—	—	(379,219)
US Dollar	(96,881)	(176,556)	20,949	95,619	(156,869)
Uruguayan Peso	—	—	(487)	—	(487)

Total	(132,809)	(555,775)	20,462	95,619	(572,503)

The Group’s analysis shown on the tables below is carried out based on the exposure of each functional currency subsidiary against the US dollar. The Group estimated that, other factors being constant, a 10% appreciation of the US dollar against the respective functional currencies for the period ended March 31, 2014 would have increased the Group’s Loss Before Income Tax for the period. A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the income statement.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

	March 31, 2014
	(unaudited)
	Functional currency
Net monetary position	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	n/a	—	—	—	—
Brazilian Reais	—	n/a	—	—	—
US Dollar	(9,688)	(17,656)	2,095	n/a	(25,249)
Uruguayan Peso	—	—	n/a	—	—

(Increase) or decrease in Loss Before Income Tax	(9,688)	(17,656)	2,095	—	(25,249)

Hedge Accounting - Cash Flow Hedge

Effective July 1, 2013, the Group formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in US dollars using a portion of its borrowings denominated in US dollars, currency forwards and foreign currency floating-to-fixed interest rate swaps.

The Company expects that the cash flows will occur and affect profit or loss between 2014 and 2020.

For the period ended March 31, 2014, a total amount before income tax of US$ 7,070 was recognized in other comprehensive income and an amount of US$ (245) loss was reclassified from equity to profit or loss within “Financial results, net”.

•	Interest rate risk

The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans (excluding finance leases) at March 31, 2014 (all amounts are shown in US dollars):

	March 31, 2014
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Fixed rate:
Argentine Peso	31,821	—	—	31,821
Brazilian Reais	—	192,839	—	192,839
Uruguayan Peso	51,975	26,544	—	78,519
US Dollar	—	—	5	5

Subtotal Fixed-rate borrowings	83,796	219,383	5	303,184

Variable rate:
Brazilian Reais	—	198,431	—	198,431
US Dollar	39,554	248,366	—	287,920

Subtotal Variable-rate borrowings	39,554	446,797	—	486,351

Total borrowings as per analysis	123,350	666,180	5	789,535

Finance leases	545	18	—	563

Total borrowings at March 31, 2014	123,895	666,198	5	790,098

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

At March 31, 2014, if interest rates on floating-rate borrowings had been 1 % higher (or lower) with all other variables held constant, Loss Before Income Tax for the period would decrease as follows:

	March 31, 2014
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Variable rate:
Brazilian Reais	—	(1,984)	—	(1,984)
US Dollar	(396)	(2,484)	—	(2,880)

Total effects on Loss Before Income Tax	(396)	(4,468)	—	(4,864)

•	Credit risk

As of March 31, 2014, 6 banks accounted for more than 65% of the total cash deposited (Rabobank, HSBC, ING, ICBC, Hinduja, Bradesco).

•	Derivative financial instruments

The following table shows the outstanding positions for each type of derivative contract as of March 31, 2014:

•	Futures / Options

	March 31, 2014
Type of derivative contract	Quantities (thousands) (**)	Notional amount	Market Value Asset/ (Liability)	(Loss)/Profit (*)
			(unaudited)	(unaudited)
Futures:
Sale
Corn	163	30,235	(2,794)	(2,486)
Soybean	98	40,513	(2,497)	(2,535)
Sugar	152	59,825	(1,372)	(1,390)
Ethanol	—	191	4	4
OTC
Soybean	14	6,400	(661)	(851)
Options:
Buy put
Corn	23	1,133	521	(612)
Soybean	7	532	231	(300)
Sell put
Corn	2	(79)	(34)	45
Sell call
Soybean	28	(173)	(716)	(544)
Corn	46	(777)	(2,415)	(1,643)
Buy Call
Corn	65	308	386	78

Total	598	138,108	(9,347)	(10,234)

(*)	Included in line “Gain from commodity derivative financial instruments”, Note 25.
(**)	All quantities expressed in tons except otherwise indicated.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.

•	Other derivative financial instruments

As of March 31, 2014, the Group has floating-to-fixed interest rate swap, foreign currency fixed-to-floating interest rate swap and foreign currency floating-to fixed interest rate swap agreements, which were also outstanding as of December 31, 2013.

Currency forward

During the periods ended March 31, 2014 and 2013, the Group entered into several currency forward contracts with Brazilian banks in order to hedge the fluctuation of the Brazilian Reais against US Dollar for a total notional amount of US$ 2.5 million and US$ 14 million, respectively. The currency forward contracts entered in 2014 had maturity dates between March 2014 and June 2014, while those entered in 2013 had maturity dates ranging between March 2013 and December 2013. The outstanding contracts resulted in the recognition of a loss amounting to US$ 0.1 million in 2014 and of a gain amounting to US$ 2.7 million in 2013. Gain and losses on currency forward contracts are included within “Financial results, net” in the statement of income.

During the period ended on March 2014, the Group entered into several currency forward contracts with Argentinian banks in order to hedge the fluctuation of the Argentinian peso against US Dollar for a total notional amount of US$ 17.2 million. The currency forward contracts maturity date is May 2014. The outstanding contracts resulted in the recognition of a gain amounting to US$ 0.15 million in 2014. Gain and losses on currency forward contracts are included within “Financial results, net” in the statement of income.

4.	Critical accounting estimates and judgments

The Group’s critical accounting policies are also consistent with those of the audited annual financial statements for the year ended December 31, 2013 described in Note 4.

5.	Segment information

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM evaluates the business based on the differences in the nature of its operations, products and services. The amount reported for each segment item is the measure reported to the CODM for these purposes.

The Group operates in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation. As from January 1, 2014 the Group’s management does not consider its Coffee and Cattle businesses to be of continuing significance and they do not meet the quantitative threshold for disclosure. The Coffee and Cattle businesses are now presented within “Farming – All Other Segments” and prior years disclsoures have been recast to conform to this presentation.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

•	The Group’s ‘Farming’ line of business is further comprised of three reportable segments:

•	The Group’s ‘Crops’ Segment consists of planting, harvesting and sale of grains, oilseeds and fibers (including wheat, corn, soybeans, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing/conditioning and handling and drying services to third parties. Each underlying crop in the Crops segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of them out of the Group´s control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

•	The Group’s ‘Rice’ Segment consists of planting, harvesting, processing and marketing of rice;

•	The Group’s ‘Dairy’ Segment consists of the production and sale of raw milk,

•	The Group’s ‘All Other Segments’ column consists of the aggregation of the remaining non-reportable operating segments, which do not meet the quantitative thresholds for disclosure and for which the Group’s management does not consider them to be of continuing significance as from January 1, 2014, namely, Coffee and Cattle.

•	The Group’s ‘Sugar, Ethanol and Energy’ Segment consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and marketed;

•	The Group’s ‘Land Transformation’ Segment comprises the (i) identification and acquisition of underdeveloped and undermanaged farmland businesses; and (ii) realization of value through the strategic disposition of assets (generating profits).

The measurement principles for the Group’s segment reporting structure are based on the IFRS principles adopted in the condensed consolidated interim financial statements. Revenue generated and goods and services exchanged between segments are calculated on the basis of market prices.

Total segment assets and liabilities are measured in a manner consistent with that of the condensed consolidated interim financial statements. These assets and liabilities are allocated based on the operations of the segment and the physical location of the asset. The Group’s investment in the joint venture CHS S.A. is allocated to the ‘Crops’ segment.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

The following table presents information with respect to the Group’s reportable segments. Certain other activities of a holding function nature not allocable to the segments are disclosed in the column ‘Corporate’.

Segment analysis for the three-month period ended March 31, 2014 (unaudited)

	Farming					Sugar, Ethanol	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All Other Segments	Farming subtotal	and Energy
Sales of manufactured products and services rendered	84	15,340	—	342	15,766	53,045	—	—	68,811
Cost of manufactured products sold and services rendered	—	(11,767)	—	(18)	(11,785)	(34,555)	—	—	(46,340)

Gross Profit from Manufacturing Activities	84	3,573	—	324	3,981	18,490	—	—	22,471

Sales of agricultural produce and biological assets	22,097	1,146	7,075	—	30,318	—	—	—	30,318
Cost of agricultural produce sold and direct agricultural selling expenses	(22,097)	(1,146)	(7,075)	—	(30,318)	—	—	—	(30,318)
Initial recognition and changes in fair value of biological assets and agricultural produce	34,089	12,515	1,932	(278)	48,258	(9,313)	—	—	38,945
Changes in net realizable value of agricultural produce after harvest	861	—	—	—	861	—	—	—	861

Gross Profit / (loss) from Agricultural Activities	34,950	12,515	1,932	(278)	49,119	(9,313)	—	—	39,806

Margin on Manufacturing and Agricultural Activities Before Operating Expenses	35,034	16,088	1,932	46	53,100	9,177	—	—	62,277

General and administrative expenses	(980)	(812)	(394)	(35)	(2,221)	(3,710)	—	(4,849)	(10,780)
Selling expenses	(722)	(3,383)	(155)	(4)	(4,264)	(7,155)	—	(217)	(11,636)
Other operating (loss)/income, net	(12,503)	183	19	(1)	(12,302)	(1,366)	—	98	(13,570)
Share of loss of joint ventures	(225)	—	—	—	(225)	—	—	—	(225)

Profit / (loss) from Operations Before Financing and Taxation	20,604	12,076	1,402	6	34,088	(3,054)	—	(4,968)	26,066

Profit from discontinued operations	—	—	—	—	—	—	—	—	—
Depreciation and amortization	(446)	(856)	(394)	(104)	(1,800)	(3,487)	—	—	(5,287)
Initial recognition and changes in fair value of biological assets (unrealized)	25,270	—	—	—	25,270	(3,379)	—	—	21,891
Initial recognition and changes in fair value of agricultural produce (unrealized)	4,085	10,272	—	—	14,357	(7,461)	—	—	6,896
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	4,734	2,243	1,932	(278)	8,631	1,527	—	—	10,158
Changes in net realizable value of agricultural produce after harvest (unrealized)	(191)	—	—	—	(191)	—	—	—	(191)
Changes in net realizable value of agricultural produce after harvest (realized)	1,052	—	—	—	1,052	—	—	—	1,052

Property, plant and equipment, net	133,395	45,462	16,664	10,229	205,750	650,254	—	—	856,004
Investment property	—	—	—	8,269	8,269	—	—	—	8,269
Goodwill	8,115	3,450	—	1,322	12,887	9,641	—	—	22,528
Biological assets	66,882	2,697	8,075	2,100	79,754	244,966	—	—	324,720
Investment in joint ventures	—	—	—	3,713	3,713	—	—	—	3,713
Inventories	28,054	44,894	1,964	220	75,132	32,232	—	—	107,364

Total segment assets	236,446	96,503	26,703	25,853	385,505	937,093	—	—	1,322,598

Borrowings	79,409	49,559	12,390	—	141,358	648,740	—	—	790,098

Total segment liabilities	79,409	49,559	12,390	—	141,358	648,740	—	—	790,098

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

Segment analysis for the three-month period ended March 31, 2013 (unaudited)

	Farming					Sugar, Ethanol	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All Other Segments	Farming subtotal	and Energy
Sales of manufactured products and services rendered	185	26,507	—	896	27,588	42,443	—	—	70,031
Cost of manufactured products sold and services rendered	—	(23,821)	—	(25)	(23,846)	(25,834)	—	—	(49,680)

Gross Profit from Manufacturing Activities	185	2,686	—	871	3,742	16,609	—	—	20,351

Sales of agricultural produce and biological assets	27,558	1,026	6,384	714	35,682	—	—	—	35,682
Cost of agricultural produce sold and direct agricultural selling expenses	(27,558)	(1,026)	(6,384)	(714)	(35,682)	—	—	—	(35,682)
Initial recognition and changes in fair value of biological assets and agricultural produce	12,051	5,717	958	(10,992)	7,734	(5,698)	—	—	2,036
Changes in net realizable value of agricultural produce after harvest	1,380	—	—	19	1,399	—	—	—	1,399

Gross Profit / (loss) from Agricultural Activities	13,431	5,717	958	(10,973)	9,133	(5,698)	—	—	3,435

Margin on Manufacturing and Agricultural Activities Before Operating Expenses	13,616	8,403	958	(10,102)	12,875	10,911	—	—	23,786

General and administrative expenses	(986)	(1,209)	(275)	(281)	(2,751)	(4,046)	—	(4,541)	(11,338)
Selling expenses	(1,092)	(4,099)	(82)	(55)	(5,328)	(5,097)	—	(18)	(10,443)
Other operating (loss)/income, net	2,596	178	42	188	3,004	10,170	—	(57)	13,117
Share of loss of joint ventures	—	—	—	—	—	—	—	—	—

Profit / (loss) from Operations Before Financing and Taxation	14,134	3,273	643	(10,250)	7,800	11,938	—	(4,616)	15,122

Profit from discontinued operations	—	—	(702)	—	(702)	—	—	—	(702)
Depreciation and amortization	(564)	(1,294)	(274)	(131)	(2,263)	(3,421)	—	—	(5,684)
Initial recognition and changes in fair value of biological assets (unrealized)	7,946	176	(15)	(9,386)	(1,279)	492	—	—	(787)
Initial recognition and changes in fair value of agricultural produce (unrealized)	2,371	4,592	—	(1,561)	5,402	(2,610)	—	—	2,792
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	1,734	949	973	(45)	3,611	(3,580)	—	—	31
Changes in net realizable value of agricultural produce after harvest (unrealized)	396	—	—	19	415	—	—	—	415
Changes in net realizable value of agricultural produce after harvest (realized)	984	—	—	—	984	—	—	—	984

Property, plant and equipment, net	157,664	55,411	20,097	10,333	243,505	547,015	—	—	790,520
Investment property	—	—	—	10,147	10,147	—	—	—	10,147
Goodwill	9,956	4,233	—	1,367	15,556	9,313	—	—	24,869
Biological assets	35,982	30,596	9,450	2,340	78,368	213,776	—	—	292,144
Investment in joint ventures	3,179	—	—	—	3,179	—	—	—	3,179
Inventories	27,240	10,128	1,563	213	39,144	69,245	—	—	108,389

Total segment assets	234,021	100,368	31,110	24,400	389,899	839,349	—	—	1,229,248

Borrowings	68,886	41,906	10,477	—	121,269	538,862	—	—	660,131

Total segment liabilities	68,886	41,906	10,477	—	121,269	538,862	—	—	660,131

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Property, plant and equipment

Changes in the Group’s property, plant and equipment in the three-month periods ended March 31, 2014 and 2013 were as follows:

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and Fittings	Computer equipment	Vehicles	Work in progress	Total
Three-month period ended March 31, 2013
Opening net book amount	284,281	8,517	148,886	212,641	1,593	1,740	223,239	880,897
Exchange differences	(6,647)	(350)	227	2,537	15	(66)	2,535	(1,749)
Additions	—	—	7,994	31,419	273	59	23,956	63,701
Transfers	—	28	725	434	—	—	(1,187)	—
Disposals	—	—	—	(1,138)	(3)	—	—	(1,141)
Reclassification to non-income tax credits (*)	—	—	(144)	1,535	—	—	—	1,391
Depreciation (Note 22)	—	(527)	(1416)	(3,380)	(146)	(131)	—	(5,600)

Closing net book amount	277,634	7,668	156,272	244,048	1,732	1,602	248,543	937,499

At March 31, 2013 (unaudited)
Cost	277,634	13,064	210,688	397,922	4,400	4,420	248,543	1,156,671
Accumulated depreciation	—	(5,396)	(54,416)	(153,874)	(2,668)	(2,818)	—	(219,172)

Net book amount	277,634	7,668	156,272	244,048	1,732	1,602	248,543	937,499

Three-month period ended March 31, 2014
Opening net book amount	216,843	8,852	206,462	297,910	1,690	1,184	57,579	790,520
Exchange differences	(26,152)	(1,612)	222	7,440	34	(203)	1,482	(18,789)
Additions	—	1	11,173	39,225	617	74	38,138	89,228
Transfers	—	—	4,434	1,308	—	—	(5,742)	—
Disposals	—	—	(7)	(135)	(3)	—	—	(145)
Reclassification to non-income tax credits (*)	—	—	(76)	(217)	—	—	—	(293)
Depreciation (Note 22)	—	(439)	(1,122)	(2,826)	(40)	(90)	—	(4,517)

Closing net book amount	190,691	6,802	221,086	342,705	2,298	965	91,457	856,004

At March 31, 2014 (unaudited)
Cost	190,691	14,135	290,239	546,268	6,022	4,216	91,457	1,143,028
Accumulated depreciation	—	(7,333)	(69,153)	(203,563)	(3,724)	(3,251)	—	(287,024)

Net book amount	190,691	6,802	221,086	342,705	2,298	965	91,457	856,004

(*)	Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. As of December 31, 2013, ICMS tax credits were reclassified to trade and other receivables.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Property, plant and equipment (continued)

An amount of US$ 2,937 and US$ 3,810 of depreciation are included in “Cost of manufactured products sold and services rendered” for the three-month periods ended March 31, 2014 and 2013, respectively. An amount of US$ 1,437 and US$ 1,673 of depreciation are included in “General and administrative expenses” for the three-month periods ended March 31, 2014 and 2013, respectively. An amount of US$ 143 and US$ 117 of depreciation are included in “Selling expenses” for the three-month periods ended March 31, 2014 and 2013, respectively.

As of March 31, 2014, borrowing costs of US$ 1,137 (March 31, 2013: US$ 4,781) were capitalized as components of the cost of acquisition or construction of qualifying assets.

Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$ 24,324 as of March 31, 2014.

As of March 31, 2014 included within property, plant and equipment balances are US$ 802 related to the net book value of assets under finance leases.

7.	Investment property

Changes in the Group’s investment property in the three-month periods ended March 31, 2014 and 2013 were as follows:

	March 31, 2014	March 31, 2013
	(unaudited)
Beginning of the period	10,147	15,542
Exchange differences	(1,878)	(619)

End of the period	8,269	14,923

Cost	8,269	14,923
Accumulated depreciation	—	—

Net book amount	8,269	14,923

The following amounts have been recognized in the statement of income in the line “Sales of manufactured products and services rendered”:

	March 31, 2014	March 31, 2013
	(unaudited)
Rental income	340	1,021

As of March 31, 2014, the fair value of investment property was US$ 58 million (2013: US$ 67 million).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

8.	Intangible assets

Changes in the Group’s intangible assets in the three-month periods ended March 31, 2014 and 2013 were as follows:

	Goodwill	Trademarks	Software	Others	Total
Three-month period ended March 31, 2013
Opening net book amount	31,100	1,356	341	83	32,880
Exchange differences	(598)	(1)	(1)	1	(599)
Additions	—	—	17	22	39
Amortization charge (i) (Note 22)	—	(43)	(41)	—	(84)

Closing net book amount	30,502	1,312	316	106	32,236

At March 31, 2013 (unaudited)
Cost	30,502	2,601	1,078	106	34,287
Accumulated amortization	—	(1,289)	(762)	—	(2,051)

Net book amount	30,502	1,312	316	106	32,236

Three-month period ended March 31, 2014
Opening net book amount	24,869	1,129	1,343	—	27,341
Exchange differences	(2,341)	(14)	(112)	—	(2,467)
Additions	—	—	238	—	238
Disposal
Amortization charge (ii) (Note 22)	—	(35)	(66)	—	(101)

Closing net book amount	22,528	1,080	1,403	—	25,011

At March 31, 2014 (unaudited)
Cost	22,528	2,512	2,378	129	27,547
Accumulated amortization	—	(1,432)	(975)	(129)	(2,536)

Net book amount	22,528	1,080	1,403	—	25,011

(i)	For the three-month period ended March 31, 2013 an amount of US$ 41 and US$ 43 of amortization charges are included in “General and administrative expenses” and “Selling expenses”, respectively. There were no impairment charges for any of the periods presented.
(ii)	For the three-month period ended March 31, 2014 an amount of US$ 66 and US$ 35 of amortization charges are included in “General and administrative expenses” and “Selling expenses”, respectively. There were no impairment charges for any of the periods presented.

The Group tests annually whether goodwill has suffered any impairment. The last impairment test of goodwill was performed as of September 30, 2013.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

9.	Biological assets

Changes in the Group’s biological assets in the three-month periods ended March 31, 2014 and 2013 were as follows:

	March 31, 2014	March 31, 2013
	(unaudited)
Beginning of the period	292,144	298,136
Increase due to purchases	526	41
Initial recognition and changes in fair value of biological assets (i)	38,945	2,036
Decrease due to harvest	(71,509)	(73,684)
Decrease due to sales	(455)	(723)
Decrease due to grant of exploration of biological assets	(6,620)	—
Costs incurred during the period	74,697	74,119
Exchange differences	(3,008)	2,060

End of the period	324,720	301,985

(i)	Biological asset with a production cycle of more than one year (that is, sugarcane, coffee, dairy and cattle) generated ‘Initial recognition and changes in fair value of biological assets’ amounting to US$ (7,659) loss for the three-month period ended March 31, 2014 (2013: US$ (15,732) loss). In 2014, an amount of US$ 31,660 gain (2013: US$ 3,450 gain) was attributable to price changes, and an amount of US$ (39,319) loss (2013: US$ (19,182) loss) was mainly attributable to physical changes.

Biological assets as of March 31, 2014 and December 31, 2013 were as follows:

	March 31, 2014	December 31, 2013
	(unaudited)
Non-current
Cattle for dairy production	7,695	9,450
Other cattle	20	33
Sown land - coffee	2,100	1,944
Sown land - sugarcane	244,966	213,776

	254,781	225,203

Current
Other cattle	360	363
Sown land - crops	66,882	35,982
Sown land - rice	2,697	30,596

	69,939	66,941

Total biological assets	324,720	292,144

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.	Financial instruments

As of March 31, 2014, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments.

In the case of Level 1, valuation is based on unadjusted quoted prices in active markets for identical financial assets that the Group can refer to at the date of the statement of financial position. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise crop futures and options traded on the stock market. In the case of securities, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

Derivatives not traded on the stock market allocated to Level 2 are valued using models based on observable market data. For this, the Group uses inputs directly or indirectly observable in the market, other than quoted prices. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. The financial instruments the Group has allocated to this level mainly comprise interest-rate swaps and foreign-currency interest-rate swaps.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors, which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group does not have financial instruments allocated to this level for any of the periods presented.

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of March 31, 2014 and their allocation to the fair value hierarchy:

	2014
	Level 1	Level 2	Level 3	Total
Assets
Derivative financial instruments	1,142	—	—	1,142

Total assets	1,142	—	—	1,142

Liabilities
Derivative financial instruments	(9,953)	(10,126)	—	(20,079)

Total liabilities	(9,953)	(10,126)	—	(20,079)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.	Financial instruments (continued)

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:

Class	Pricing Method	Parameters	Pricing Model	Level	Total
Futures	Quoted price	—	—	1	(6,784)

Options	Quoted price	—	—	1	(2,026)

Options/ OTC	Quoted price	—	Black & Scholes	2	(661)

Foreign-currency interest-rate swaps	Theoretical price	Swap curve; Money market interest-rate curve; Foreign-exchange curve.	Present value method	2	(5)

Interest-rate swaps	Theoretical price	Swap curve; Money market interest-rate curve	Present value method	2	(9,461)

					(18,937)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.	Trade and other receivables, net

	March 31, 2014	December 31, 2013
	(unaudited)
Non current

Trade receivables	3,627	4,676

Trade receivables - net	3,627	4,676

Advances to suppliers	12,695	10,658
Income tax credits	6,194	7,058
Non-income tax credits (i)	14,958	13,941
Judicial deposits	—	2,706
Receivable from disposal of subsidiary	9,698	9,202
Cash collateral	946	451
Other receivables	6,903	4,560

Non current portion	55,021	53,252

Current
Trade receivables	24,660	46,326
Less: Allowance for trade receivables	(471)	(545)

Trade receivables - net	24,189	45,781

Prepaid expenses	10,784	7,786
Advance to Suppliers	25,227	16,088
Income tax credits	5,936	5,519
Non-income tax credits (i)	38,537	43,700
Cash collateral	6,945	6,554
Receivable from disposal of subsidiary	6,466	6,174
Other receivables	18,505	9,578

Subtotal	112,400	95,399

Current portion	136,589	141,180

Total trade and other receivables, net	191,610	194,432

(i)	Includes US$ 293 reclassified from property, plant and equipment (December 31, 2013: US$ 383).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.	Trade and other receivables, net (continued)

The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in US dollars):

	March 31, 2014	December 31, 2013
	(unaudited)
Currency
US Dollar	20,856	30,054
Argentine Peso	48,269	50,512
Uruguayan Peso	1,371	520
Brazilian Reais	121,114	113,346

	191,610	194,432

As of March 31, 2014 trade receivables of US$ 4,680 (December 31, 2013: US$ 14,319) were past due but not impaired. The ageing analysis of these receivables is as follows:

	March 31, 2014	December 31, 2013
	(unaudited)
Up to 3 months	3,654	13,432
3 to 6 months	272	827
Over 6 months	754	60

	4,680	14,319

The creation and release of allowance for trade receivables have been included in ‘Selling expenses’ in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The other classes within other receivables do not contain impaired assets.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. The Group holds mortgage as collateral for the sale of Agrícola Ganadera San José S.R.L.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12.	Inventories

	March 31, 2014	December 31, 2013
	(unaudited)
Raw materials	30,274	37,859
Finished goods	75,453	67,689
Stocks held by third parties	1,621	2,824
Others	16	17

	107,364	108,389

The cost of inventories recognized as expense are included in ‘Cost of manufactured products sold and services rendered’ amounted to US$ 46,340 for the three-month period ended March 31, 2014. The cost of inventories recognized as expense and included in ‘Cost of agricultural produce sold and direct agricultural selling expenses’ amounted to US$ 19,109 for the three-month period ended March 31, 2014.

13.	Cash and cash equivalents

	March 31, 2014	December 31, 2013
	(unaudited)
Cash at bank and on hand	227,531	165,362
Short-term bank deposits	19,900	66,785

	247,431	232,147

14.	Shareholders’ contributions

	Number of shares (thousands)	Share capital and share premium
At January 1, 2013	122,220	1,123,663
Restricted shares issued (Note 15)	154	231

At March 31, 2013	122,374	1,123,894

At January 1, 2014	122,382	1,122,645
Employee share options exercised (Note 15)	—	518
Purchase of own shares	—	(10,424)

At March 31, 2014	122,382	1,112,739

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

14.	Shareholders’ contributions (continued)

Share Repurchase Program

On September 24, 2013, the Board of Directors of the Company has authorized a share repurchase program for up to 5% of its outstanding shares. The repurchase program has commenced on September 24, 2013 and will be reviewed by the Board of Directors after a 12-month period: repurchases of shares under the program will be made from time to time in open market transactions in compliance with the trading conditions of Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, and applicable rules and regulations. The share repurchase program does not require Adecoagro to acquire any specific number or amount of shares and may be modified, suspended, reinstated or terminated at any time in the Company’s discretion and without prior notice. The size and the timing of repurchases will depend upon market conditions, applicable legal requirements and other factors.

As of March 31, 2014, the Company repurchased 2,343,846 shares under this program.

15.	Equity-settled share-based payments

The Group has set a “2004 Incentive Option Plan” and a “2007/2008 Equity Incentive Plan” (collectively referred to as “Option Schemes”) under which the Group grants equity-settled options to senior managers and selected employees of the Group’s subsidiaries. Additionally, in 2010 the Group has set a “Adecoagro Restricted Share and Restricted Stock Unit Plan” (referred to as “Restricted Share Plan”) under which the Group grants restricted shares to senior and medium management and key employees of the Group’s subsidiaries.

(a)	Option Schemes

For the three-month periods ended March 31, 2014 and 2013 the Group incurred US$ nil and US$ 0.03 million respectively, related to the options granted under the Option Schemes.

Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under plans are as follows:

2004 Incentive Option Plan

	March 31, 2014		March 31, 2013
	Average exercise price per share	Options (thousands)	Average exercise price per share	Options (thousands)

At January 1	6.67	2,061	6.68	2,100
Granted			—	—
Forfeited			8.62	(1)
Exercised	5.83	(79)	—	—
Expired			—	—

At March 31	6.70	1,982	6.68	2,099

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.	Equity-settled share-based payments (continued)

2007/2008 Equity Incentive Plan

	March 31, 2014		March 31, 2013
	Average exercise price per share	Options (thousands)	Average exercise price per share	Options (thousands)
At January 1	13.07	1,751	13.06	2,013
Granted			—	—
Forfeited	13.40	(9)	13.24	(28)

At March 31	13.07	1,742	13.06	1,985

Options outstanding under the plans have the following expiry date and exercise prices:

2004 Incentive Option Plan

	Exercise price per share
		Shares (in thousands)
Expiry date:		March 31, 2014	March 31, 2013
May 1, 2014	5.83	597	674
May 1, 2015	5.83	553	553
May 1, 2016	5.83	153	173
February 16, 2016	7.11	110	110
October 1, 2016	8.62	569	590

2007/2008 Equity Incentive Plan

	Exercise price per share
		Shares (in thousands)
Expiry date:		March 31, 2014	March 31, 2013
Dec 1, 2017	12.82	963	1,132
Jan 30, 2019	13.40	599	670
Nov 1, 2019	13.40	8	8
Jan 30, 2020	12.82	26	26
Jan 30, 2020	13.40	65	68
Jun 30, 2020	13.40	22	22
Sep 1, 2020	13.40	44	44
Sep 1, 2020	12.82	15	15

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.	Equity-settled share-based payments (continued)

The following table shows the exercisable shares at period end under both the Adecoagro/ IFH 2004 Incentive Option Plan and the Adecoagro/ IFH 2007/ 2008 Equity Incentive Plan:

Exercisable shares in thousands
March 31, 2014	3,704
March 31, 2013	4,018

(b)	Restricted Share and Restricted Stock Unit Plan

The Restricted Share and Restricted Stock Unit Plan was effectively established in 2010 and amended in November 2011 and is administered by the Compensation Committee of the Company. Awards under this plan vest over a 3-year period from the date of grant at 33% on each anniversary of the grant date. Participants are entitled to receive one common share of the Company for each restricted share or restricted unit issued. For the Restricted Share Plan there are no performance requirements for the delivery of common shares, except that a participant’s employment with the Group must not have been terminated prior to the relevant vesting date. If the participant ceases to be an employee for any reason, any unvested restricted share shall not be converted into common shares and the participant shall cease for all purposes to be a shareholder with respect to such shares.

On July 18, 2011, the Group issued and registered 427,293 restricted shares with a nominal value of US$ 1.5 which were granted under the Restricted Share Plan. While the restricted shares are not vested, they are recognized in “Other reserves”. Once they are vested, the reserve is reversed and a share premium is recognized. As of March 31, 2014, 119,315 restricted shares are not yet vested.

The restricted shares under the Restricted Share and Restricted Stock Unit Plan were measured at fair value at the date of grant.

As of March 31, 2014, the Group recognized compensation expense US$ 0.8 million related to the restricted shares granted under the Restricted Share and Restricted Stock Unit Plan (2013: US$ 1.0 million).

Key grant-date fair value and other assumptions under the Restricted Share and Restricted Stock Unit Plan are detailed below:

Grant Date	Apr 1, 2011	Apr 1, 2011	May 13, 2011	Apr 1, 2012	May 15, 2012	Apr 1, 2013	May 15, 2013

Fair value	12.69	12.69	12.36	9.81	9.33	8.08	7.48
Possibility of ceasing employment before vesting	1.42%	1.86%	0%	3%	0%	5%	0%

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.	Equity-settled share-based payments (continued)

Movements in the number of restricted shares outstanding under the Restricted Share and Restricted Stock Unit Plan are as follows:

	Restricted shares (thousands)	Restricted stock units (thousands)	Restricted shares (thousands)	Restricted stock units (thousands)
	2014	2014	2013	2013
At January 1	110	699	234	515
Granted (1)	—	—	—	—
Forfeited	(2)	(13)	(3)	(6)
Vested	—	—	—	—

At March 31	108	686	231	509

(1)	Approved by the Board of Directors of March 19, 2013 and the Shareholders Meeting of April 17, 2013

16.	Trade and other payables

	March 31, 2014	December 31, 2013
	(unaudited)
Non-current
Payable from acquisition of property, plant and equipment (i)	2,605	2,605
Other payables	362	346

	2,967	2,951

Current
Trade payables	78,602	84,009
Advances from customers	6,963	2,900
Amounts due to related parties (Note 26)	706	1,069
Taxes payable	2,576	3,108
Payables from acquisitions of property, plants and equipment	545	—
Escrows arising on business combinations	1,046	1,030
Other payables	1,099	849

	91,537	92,965

Total trade and other payables	94,504	95,916

(i)	These trades payable are mainly collateralized by property, plant and equipment of the Group.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.	Borrowings

	March 31, 2014	December 31, 2013
	(unaudited)
Non-current
Votoratim	3,387	3,388
ABC Brazil Loan	18,340	17,746
Bradesco Loan (*)	8,883	8,832
BNDES Loan Facility (*)	125,356	108,804
IDB Facility (*)	37,846	37,703
Ciudad de Buenos Aires Loan	14,286	14,286
Galicia Loan	937	1,150
Banco do Brazil Loan Facility (*)	84,781	82,997
Itaú BBA Facility (*)	43,690	44,327
Rabobank Loan (*)	33,692	32,482
ING/ABN/Bladex (*)	52,028	52,000
Rabobank. Syndicated Loan (*)	89,007	88,980
ING Bank N.V. Syndicated Loan (*)	97,702	—
Other bank borrowings	19,665	19,058
Obligations under finance leases	289	411

	629,889	512,164

Current
Bank overdrafts	15,010	5,750
BNDES Loan Facility (*)	11,242	8,695
IDB Facility (*)	16,361	15,388
Ciudad de Buenos Aires Loan	2,969	2,992
Galicia Loan	9,133	5,733
Banco do Brazil Loan Facility (*)	7,412	6,888
Rabobank Loan (*)	35,673	32,249
ITAU (*)	12,359	10,924
ABC Brazil Loan	10,779	10,027
Bradesco Loan (*)	6,006	5,932
Votoratim	7,614	7,310
ING/ABN/Bladex (*)	36	17,003
Rabobank. Syndicated Loan (*)	225	365
ING Bank N.V. Syndicated Loan (*)	74	—
Other bank borrowings	25,042	18,383
Obligations under finance leases	274	328

	160,209	147,967

Total borrowings	790,098	660,131

(*)	The Group was in compliance with the related covenants under the respective loan agreements.

New loan of the period – ING Bank N.V. Syndicated Loan

In March 2014, Adecoagro Vale do Ivinhema entered into a US$ 100.0 million loan with syndicate of banks, led by ING Bank N.V., due 2017. This syndicate loan bears an interest of LIBOR 3 months + 4.20% per annum. Certain covenants are measured on a combined basis aggregating the borrowing subsidiaries and others are measured on an individual basis.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.	Borrowings (continued)

Financial ratios:
	2014	2015	2016
Net Bank Debt / EBITDA	[<] 4.5	[<] 5	[<] 4.5
Solvency Ratio	[>]40%	[>]40%	[>]40%
Interest Coverage Ratio	[<] 2	[<] 2	[<] 2

As of March 31, 2014, total bank borrowings include collateralized liabilities of US$ 641,857 (December 31, 2013: US$ 625,533). These loans are mainly collateralized by property, plant and equipment sugarcane plantations, sugar export contracts and shares of certain subsidiaries of the Group.

The maturity of the Group’s borrowings (excluding obligations under finance leases) and the Group’s exposure to fixed and variable interest rates is as follows:

	March 31, 2014	December 31, 2013
	(unaudited)
Fixed rate:
Less than 1 year	79,541	56,932
Between 1 and 2 years	44,072	38,393
Between 2 and 3 years	39,444	37,762
Between 3 and 4 years	31,630	29,467
Between 4 and 5 years	29,722	27,803
More than 5 years	78,775	75,745

	303,184	266,102

Variable rate:
Less than 1 year	80,394	90,707
Between 1 and 2 years	154,602	107,392
Between 2 and 3 years	143,671	100,949
Between 3 and 4 years	69,068	54,212
Between 4 and 5 years	12,428	12,586
More than 5 years	26,188	27,444

	486,351	393,290

	789,535	659,392

The carrying amounts of the Group’s borrowings are denominated in the following currencies (expressed in US dollars):

	March 31, 2014	December 31, 2013
	(unaudited)
Currency
US Dollar	366,439	257,283
Brazilian Reais	391,288	372,058
Argentine Peso	32,366	30,775
Uruguayan Peso	5	15

	790,098	660,131

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18.	Taxation

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

	March 31, 2014	March 31, 2013
	(unaudited)
Current income tax	(322)	(347)
Deferred income tax	(6,975)	(1,025)

Income tax expense	(7,297)	(1,372)

There has been no change in the statutory tax rates in the countries where the Group operates since December 31, 2013.

In September 2013, Argentina enacted a law that amends its income tax law. The law includes a new 10% withholding tax on dividend distributions made by Argentine companies to individuals and foreign beneficiaries. As of March 31, 2014, the Company did not record any liability on retain earnings at their Argentine subsidiaries due to its dividend policy which defines that the Company intends to retain any future earnings to finance operations and the expansion of their business and does not intend to distribute or pay any cash dividends on our common shares in the foreseeable future.

The gross movement on the deferred income tax account is as follows:

	March 31, 2014	March 31, 2013
	(unaudited)
Beginning of period	9,255	39,997
Exchange differences	(11,665)	(3,385)
Tax charge relating to cash flow hedge (i)	(2,448)	—
Income tax expense	6,975	1,025

End of period	2,117	37,637

(i)	Relates to the gain or loss before income tax of cash flow hedge recognized in other comprehensive income amounting to US$ 6,825 for the three-month period ended March 31, 2014.

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	March 31, 2014	March 31, 2013
	(unaudited)
Tax calculated at the tax rates applicable to profits in the respective countries	4,634	1,340
Non-deductible items	879	366
Unused tax losses, net	(24)	(73)
Non-taxable income	1,709	(241)
Others	99	(20)

Income tax expense	7,297	1,372

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

19.	Payroll and social security liabilities

	March 31, 2014	December 31, 2013
	(unaudited)
Non-current
Social security payable	1,498	1,458

	1,498	1,458

Current
Salaries payable	7,469	5,782
Social security payable	2,942	3,849
Provision for vacations	9,517	11,481
Provision for bonuses	5,098	5,027

	25,026	26,139

Total payroll and social security liabilities	26,524	27,597

20.	Provisions for other liabilities

The Group is subject to several laws, regulations and business practices of the countries where it operates. In the ordinary course of business, the Group is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity. There have been no material changes to claimed amounts and current proceedings since December 31, 2013, except for the increase in provision for onerous contracts as of March 31, 2014 for a total amount of US$ 2,235.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.	Sales

	March 31, 2014	March 31, 2013
	(unaudited)
Sales of manufactured products and services rendered:
Ethanol	36,482	31,605
Sugar	13,069	10,548
Rice	14,704	25,957
Energy	3,494	290
Operating leases	392	1,021
Services	661	603
Others	9	7

	68,811	70,031

Sales of agricultural produce and biological assets:
Soybean	2,185	6,228
Cattle for dairy production	455	448
Other cattle	—	275
Corn	11,914	8,121
Cotton	333	658
Milk	6,620	5,936
Wheat	4,557	6,945
Coffee	—	439
Sunflower	2,000	4,133
Barley	816	1,211
Seeds	1,146	998
Others	292	290

	30,318	35,682

Total sales	99,129	105,713

Commitments to sell commodities at a future date

The Group entered into contracts to sell non financial instruments, mainly, sugar, soybean and corn through sales forward contracts. Those contracts are held for purposes of delivery the non financial instrument in accordance with the Group’s expected sales. Accordingly, as the own use exception criteria are met, those contracts are not recorded as derivatives.

The notional amount of these contracts is US$ 65 million as of March 31, 2014 (2013: US$ 72.9 million) comprised primarily of 91,474 tons of soybean (US$ 32 million), 68,860 tons of corn (U$S 11 million), 13,462 tons of sugar (U$S 5 million), 1,202 tons of wheat (U$S 1 million), 5,100 tons of cotton (U$S 6 million), 53 tons of Sorghum (U$S 1 million) which expire between May 2014 and September 2014.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

22.	Expenses by nature

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

	March 31, 2014	March 31, 2013
	(unaudited)
Cost of agricultural produce and biological assets sold	26,184	29,748
Raw materials and consumables used in manufacturing activities	19,738	28,503
Services	4,550	3,735
Salaries and social security expenses (Note 23)	17,250	15,603
Depreciation and amortization (*)	5,287	5,684
Taxes (**)	979	904
Maintenance and repairs	6,689	5,361
Lease expense and similar arrangements (***)	836	854
Freights	5,241	6,550
Export taxes / selling taxes	6,700	5,216
Fuel and lubricants	2,384	1,250
Others	3,236	3,735

Total expenses by nature	99,074	107,143

(*)	Includes US$ 669 and nill of depreciation recognized in inventory as of December 31, 2013 and 2012, respectively.
(**)	Excludes export taxes and selling taxes.
(***)	Relates to various cancellable operating lease agreements for office and machinery equipment.

For the three-month period ended March 31, 2014, an amount of US$ 46,340 is included as “cost of manufactured products sold and services rendered” (March 31, 2013: US$ 49,680); an amount of US$ 30,318 is included as “cost of agricultural produce sold and direct agricultural selling expenses” (March 31, 2013: US$ 35,682); an amount of US$ 10,780 is included in “general and administrative expenses” (March 31, 2013: US$ 11,338); and an amount of US$ 11,636 is included in “selling expenses” as described above (March 31, 2013: US$ 10,443).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

23.	Salaries and social security expenses

	March 31, 2014	March 31, 2013
	(unaudited)
Wages and salaries	11,803	11,028
Social security costs	4,649	3,560
Equity-settled share-based compensation	798	1,015

	17,250	15,603

Number of employees	7,757	7,431

24.	Other operating (loss)/income, net

	March 31, 2014	March 31, 2013
	(unaudited)
(Loss) / gain from commodity derivative financial instruments	(11,600)	12,447
Loss from onerous contracts - forwards	(2,327)	(228)
Gain from disposal of other property items	351	368
Others	6	530

	(13,570)	13,117

25.	Financial results, net

	March 31, 2014	March 31, 2013
	(unaudited)
Finance income:
- Interest income	1,477	1,761
- Gain from interest rate/foreign exchange rate derivative financial instruments	644	1,985
- Other income	44	102

Finance income	2,165	3,848

Finance costs:
- Interest expense	(12,693)	(8,576)
- Cash flow hedge - transfer from equity	(245)	—
- Foreign exchange losses, net	(3,702)	(4,233)
- Loss from interest rate/foreign exchange rate derivative financial instruments	(52)	—
- Taxes	(743)	(650)
- Other expenses	(903)	(927)

Finance costs	(18,338)	(14,386)

Total financial results, net	(16,173)	(10,538)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

26.	Related-party transactions

The following is a summary of the balances and transactions with related parties:

Related party	Relationship	Description of transaction	Income (loss) included in the statement of income		Balance receivable (payable)
			March 31, 2014	March 31, 2013	March 31, 2014	December 31, 2013
			(unaudited)	(unaudited)	(unaudited)
Mario Jorge de Lemos Vieira/ Cia Agropecuaria Monte Alegre/ Alfenas Agricola Ltda/ Marcelo Weyland Barbosa Vieira/ Paulo Albert Weyland Vieira	(i)	Cost of manufactured products sold and services rendered (ii)	—	—	—	—
		Payables (Note 16)	—	—	(303)	(667)

CHS Agro	Joint venture	Purchases of goods		—	—	—
		Payables (Note 16)	—	—	(403)	(402)

Directors and senior management	Employment	Compensation selected employees	(1,512)	(1,513)	(18,062)	(17,472)

(i)	Shareholder of the Company.
(ii)	Relates to agriculture partnership agreements (“parceria”).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.